January 31, 2024

Re:	Grayscale Ethereum Trust (ETH)

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Responses Dated October 6, 2023 and November 21, 2023

File No. 000-56193

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	David Irving

Mark Brunhofer

Jessica Livingston

David Lin

Ladies and Gentlemen:

As requested in your letter dated January 10, 2024 and in oral discussions on January 31, 2024, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Ethereum Trust (ETH) (the “Trust”), acknowledges and confirms its understanding that the decision by the Staff not to issue additional comments regarding the above-referenced filing with respect to its response to comment 9 in the Staff’s September 14, 2023 letter and to the related disclosure in the Trust’s Form 10-Q for the period ended September 30, 2023 shall not be interpreted by the Sponsor or the Trust to mean that the Staff agrees or disagrees with the responses previously provided to the Staff, or the Trust’s disclosure including any legal conclusions the Trust or Sponsor have made, positions the Trust or Sponsor have taken or practices the Trust or Sponsor have engaged in or may engage in with respect to this matter.

Please do not hesitate to contact me at michael@grayscale.com, or the Sponsor’s outside counsel, Joseph A. Hall at 212-450-4565 or joseph.hall@davispolk.com, or Dan Gibbons at 212-450-3222 or dan.gibbons@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Sonnenshein

Michael Sonnenshein, Chief Executive Officer, Grayscale Investments, LLC

cc:	Joseph A. Hall, Davis Polk & Wardwell LLP

Dan Gibbons, Davis Polk & Wardwell LLP